Good Gaming, Inc. 415 McFarlan Road Suite 108 Kennett Square, PA 19348

December 1, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commissions

Division of Corporation Finance Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Kathleen Collins

Re: Good Gaming, Inc. Form 10-K for the fiscal year ended December 31, 2022 File No. 000-53949

Dear Ms. Collins:

This letter is respectfully submitted in response to the Security and Exchange Commission (SEC) request to amend Good Gaming, Inc.’s (the “Company”) Form 10K for the fiscal year ended December 31, 2022, to include a revised opinion from the auditor to include an opinion on the financial statements for the year ended December 31, 2021 and a consent for Form S-8 from the Independent Registered Public Accounting Firm.

Please note that Good Gaming, Inc. filed a Form 10 K/A on November 16, 2023, including the audit opinion for the requested period ending December 31, 2021, and the opinion for the period ending December 31, 2022. However, the Company failed to include the auditor’s consent which was required to cover the outstanding registration statements on Form S-8.

The Company is filinge another Form 10K/A on December 1, 2023, including exhibit 23.1, Consent of Independent Registered Public Accounting Firm, detailing the consent for all applicable registration statements on Form S-8. Also, note that we withdrew the registration statement on Form S-8 which was inadvertently filed.

If you have any questions or require any further information regarding the response containing this letter, please do not hesitate to contact me a domenic.fontana@viaoneservices.com or our attorney Arthur Marcus, at 212-930-9700..

Sincerely,

/s/ Domenic Fontana
Domenic Fontana
Chief Financial Officer and Director